Exhibit 99.2

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 4, 2024, is made by and between SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union (“Parent”), and [●] (“Shareholder”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, WALKME LTD., a company organized under the Laws of the State of Israel (the “Company”), Parent and HUMMINGBIRD ACQUISITION CORP LTD., a company organized under the Laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), are entering into that certain Agreement and Plan of Merger (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Shareholder is the record or beneficial owner of the number of Company Shares set forth opposite Shareholder’s name on Exhibit A attached hereto (the “Existing Shares”); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as a material inducement in consideration therefor, Shareholder has agreed to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the covenants, premises, representations, warranties, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1          Defined Terms. The following capitalized terms, as used in this Agreement, will have the meanings set forth below. Capitalized terms used but not otherwise defined herein will have the meanings ascribed thereto in the Merger Agreement.

(a)          “Beneficially Own”, “Beneficially Owned”, “Beneficial Ownership” or “beneficial owner” means, with respect to any Company Shares, having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the power to vote such securities, including pursuant to any Contract, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by all other Persons who are controlled affiliates of such Person and who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)          “Shareholder Shares” means (i) the Existing Shares and (ii) any Company Shares that Shareholder acquires Beneficial Ownership of or otherwise holds of record (other than in respect of the Existing Shares) during the Voting Period (as defined below), including, without limitation, by means of purchase, dividend or distribution, exercising any Company Option, or the vesting of any Company RSU Award.

1.2          Interpretation. The provisions of Section 9.7 of the Merger Agreement will apply, mutatis mutandis, to this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to Parent, as of the date of this Agreement, as follows:

2.1          Organization. In the event that Shareholder is an entity, Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) in the jurisdiction of its formation.

2.2          Authority; Execution and Delivery; Enforceability. In the event that Shareholder is an individual, Shareholder has full power and capacity to execute and deliver this Agreement and to perform Shareholder’s obligations hereunder. This Agreement has been duly executed and delivered by Shareholder, and, in the event Shareholder is an individual and is married and any Shareholder Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of Shareholder, this Agreement has been duly executed and delivered by Shareholder’s spouse. In the event Shareholder is an entity, Shareholder has all requisite power and authority and has taken all action necessary to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Shareholder of this Agreement and the performance by Shareholder of Shareholder’s obligations hereunder have been duly authorized by all necessary action, and no other proceedings on the part of Shareholder (or Shareholder’s governing body, members, shareholders, partners, trustees or similar Persons, as applicable) are necessary to authorize this Agreement or the performance by Shareholder of Shareholder’s obligations hereunder. This Agreement has been duly executed and delivered by Shareholder, and, assuming due authorization, execution and delivery by Parent, this Agreement constitutes the legal, valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

2.3          No Conflicts; Governmental Approvals.

(a)          The execution and delivery by Shareholder of this Agreement do not, and the performance by Shareholder of Shareholder’s obligations hereunder will not, constitute or result in (i) in the event that Shareholder is an entity, a conflict with, a breach or violation of, or a default under, the certificate or articles of incorporation and the bylaws, the limited liability company agreement, the partnership agreement or comparable organizational documents of Shareholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of any Lien on any of the properties, rights or assets of Shareholder pursuant to any Contract, Permit or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound or affected or under any applicable Law to which Shareholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Shareholder, except in the case of each of clauses (ii) and (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Shareholder to perform its obligations hereunder.

(b)          No consent of, approval, authorization or permit of any third party, including any Governmental Authority or any beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is a trustee, or any filing with or license from or registration, declaration or notification to any Governmental Authority is required to be obtained or made by or with respect to Shareholder in connection with the execution, delivery and performance of this Agreement (except for filings, if any, under the Exchange Act, securities Laws or the ICL). Shareholder has not entered into any support agreement, voting trust or other similar agreement, arrangement or restriction with respect to any Shareholder Shares and has not granted a proxy or power of attorney with respect to any Shareholder Shares that is inconsistent with Shareholder’s obligations pursuant to this Agreement or that would interfere with Shareholder’s ability to perform Shareholder’s obligations hereunder.

2.4          Ownership of Shareholder Shares. Shareholder is the record or beneficial owner of, and has good and valid title to, free and clear of all Liens (except for any Liens created by this Agreement), the Existing Shares. The Existing Shares constitute all of the Company Shares Beneficially Owned or owned of record by Shareholder as of the date of this Agreement. Other than as expressly provided in this Agreement, Shareholder has, and will have at all times through the Expiration Time (as defined below), full and sole power to vote (including the right to control such vote as contemplated herein), full and sole power of disposition and full and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Shareholder Shares.

2.5          Litigation. There is no Order or Action pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of Shareholder’s controlled affiliates or any of their respective properties or assets that would prevent, delay or impair Shareholder’s ability to perform Shareholder’s obligations hereunder.

2.6          No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article II, Shareholder has not made, and is not making, any representation or warranty, whether express or implied, to Parent with respect to Shareholder, the Shareholder Shares or any other information made available to Parent related to the Transactions.

ARTICLE III
COVENANTS AND ADDITIONAL AGREEMENTS

3.1          No Transfer of Shareholder Shares. Prior to the Expiration Time, Shareholder will not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Shareholder Shares or any interest in the Shareholder Shares, (b) deposit the Shareholder Shares or any interest in the Shareholder Shares (excluding the deposit with the 102 Trustee of any Shareholder Shares underlying any 102 Trustee Awards (as such term is defined in the Company’s 2021 Share Incentive Plan)) into a voting trust or enter into a support agreement or arrangement with respect to any of the Shareholder Shares or grant any proxy or power of attorney with respect thereto (other than as contemplated herein) or (c) enter into any Contract, option or other arrangement with respect to, or otherwise agree to the direct or indirect acquisition or sale, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shareholder Shares (any such action in clause (a), (b) or (c) of this Section 3.1, a “Transfer”). Notwithstanding anything to the contrary in the foregoing sentence, this Section 3.1 will not prohibit (i) a Transfer, in accordance with applicable Law, of Shareholder Shares by Shareholder in one or more transactions to Shareholder’s controlled Affiliates; provided, that, as a condition precedent to the effectiveness of such Transfer, such transferee becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit B, pursuant to which such transferee agrees to hold such Shareholder Shares subject to all of the terms and provisions of this Agreement as though such transferee were the “Shareholder” hereunder or (ii) a Shareholder from disposing of or surrendering any Shareholder Shares to the Company (or effect a “net exercise” or “net settlement” of a Company Equity Award) in connection with the exercise, vesting, settlement or conversion of any Company Equity Awards held by Shareholder in accordance with the terms and conditions of the applicable Company Equity Plan, the applicable award agreement, and applicable law, in each case, solely to the extent required to pay the exercise price. If any involuntary Transfer of all or any portion of the Shareholder Shares shall occur (including, if applicable, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Expiration Time.

3.2          Vote in Favor of the Merger and Related Matters. Shareholder, solely in Shareholder’s capacity as a Company Shareholder (and not, if applicable, in Shareholder’s capacity as an officer or director of the Company), agrees that, from and after the date hereof and until the Expiration Time (the “Voting Period”), at any meeting of the Company Shareholders or any adjournment or postponement thereof, or in connection with any action by written consent, if such action is permissible under Israeli law, of the Company Shareholders, Shareholder will:

(a)          appear at each such meeting or otherwise cause all of its Shareholder Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)          vote (or cause to be voted), in person or by proxy, all of its Shareholder Shares or deliver (or cause to be delivered) an executed written consent with respect to all such Shareholder Shares: (i) in favor of the approval and adoption of the Merger Agreement, the Merger, the other Transactions and the consummation of the Transactions; (ii) in favor of any other proposal reasonably necessary to the consummation of the Transactions; (iii) in favor of any proposal recommended to adjourn or postpone any meeting of the Company Shareholders at which any of the foregoing matters are submitted for the consideration and vote of the Company Shareholders to a later date if there are not sufficient votes to approve any such matters on the date on which the meeting is initially held; and (iv) against (A) any Acquisition Proposal or any other action, proposal, transaction or agreement made in opposition to or in competition with, or that would prevent, materially impede or materially delay the consummation of, the Transactions, including the Merger, (B) any action, proposal, transaction or agreement involving the Company or any Company Subsidiary that would reasonably be expected to result in a material breach of any covenant, representation or warranty of the Company under the Merger Agreement or that would cause the failure of any condition set forth in Section 7.1 and Section 7.2 of the Merger Agreement and (C) any amendment of the Company Charter Documents or any other action, proposal, transaction or agreement involving the Company or any Company Subsidiary that would, in each case, in any material manner, impede, frustrate, prevent or nullify any provision of the Merger Agreement or the consummation of the Transactions, including the Merger, or change the voting rights of any Company Shares.

3.3          Public Announcements. Prior to the Expiration Time, Shareholder will, and will cause its controlled affiliates to, consult with Parent prior to issuing any press release or otherwise making any public announcements, disclosures or communications issued by Shareholder or its controlled affiliates with respect to this Agreement, the Merger Agreement, the Merger or any of the other Transactions, and will not issue any such press release or make any such public announcement, disclosure or communication prior to such consultation, except as may be required by applicable Law, by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority, in which case Shareholder will give Parent a reasonable opportunity to review and comment upon such public announcement, disclosure or communication to the extent legally permitted. Notwithstanding the foregoing, Shareholder hereby agrees to permit Parent and the Company to publish and disclose in filings with the SEC, including the Proxy Statement and all documents filed or furnished in connection therewith, and in the press release announcing the Transactions, (a) a copy of this Agreement, (b) Shareholder’s identity and beneficial ownership of Shareholder Shares and (c) the nature of Shareholder’s commitments, arrangements and understandings under this Agreement.

3.4          Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Shareholder makes no agreement or understanding herein in any capacity other than in Shareholder’s capacity as a record holder and beneficial owner of the Shareholder Shares, and not in Shareholder’s capacity as a director and/or officer of the Company or any Company Subsidiary, if applicable, (b) nothing herein will be construed to limit or affect any action or inaction by Shareholder or any Representative or affiliate of Shareholder, as applicable, serving on the Company Board or the governing body of any Company Subsidiary or as an officer of the Company or any Company Subsidiary, acting in such Person’s capacity as a director or officer of the Company or any Company Subsidiary, and (c) no exercise of fiduciary duties or action or inaction taken in such capacity as a director and/or officer of the Company or any Company Subsidiary, including, but not limited to, any action or inaction pursuant to the Merger Agreement, will be deemed to constitute a breach of this Agreement.

3.5          No Solicitation. To the extent not inconsistent with Section 3.4, (a) Shareholder agrees that (i) Shareholder is a “Representative” of the Company for purposes of Section 5.2 of the Merger Agreement as in effect on the date hereof and (ii) Shareholder will not, nor will it permit or authorize any of its Representatives to, directly or indirectly, take any action that is prohibited or not permitted to be taken pursuant to Section 5.2(a), Section 5.2(c) and Section 5.2(d) of the Merger Agreement as in effect on the date hereof and (b) if, prior to the Expiration Time, Shareholder, directly or indirectly through its Representatives, receives any Acquisition Proposal, then Shareholder will promptly (and in any event within 24 hours) notify Parent of the identity of the Person making, and the material terms of such, Acquisition Proposal.

3.6          Additional Acquisitions and Purchases. Shareholder agrees that any Company Shares acquired or purchased by Shareholder after the execution of this Agreement and prior to the Expiration Time, including, without limitation, by exercising any Company Option or the vesting of any Company RSU Award held of record or Beneficially Owned by Shareholder, will be subject to the terms of this Agreement to the same extent as if such Company Shares constituted Shareholder Shares as of the date of this Agreement.

ARTICLE IV
GENERAL PROVISIONS

4.1          Entire Agreement; Amendments. This Agreement (together with the exhibits attached hereto) and, to the extent expressly referenced herein, the Merger Agreement, constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, each of the parties hereto.

4.2          Assignment; Third-Party Beneficiaries. This Agreement will not be assigned by any party (whether by operation of Law or otherwise) without the prior written consent of the other party; provided, however, that Parent may, in its sole discretion and without consent of Shareholder, transfer or assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent. Any attempt to make any purported assignment not permitted under this Section 4.2 will be null and void. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any other Person any right or remedies under or by reason of this Agreement.

4.3          Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.4          Specific Performance. The parties hereto agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. Shareholder agrees that, in the event of any breach or threatened breach by Shareholder of any representation, warranty, covenant, obligation or other agreement of Shareholder contained in this Agreement, Parent will be entitled to (a) a decree or order of specific performance to specifically enforce the observance and performance of any term or provision contained in this Agreement, with Shareholder agreeing that it will waive the defense of adequacy of a remedy for any reason at Law in any such Action, and/or (b) an injunction restraining such breach or threatened breach, this being in addition to any other remedy to which Parent is entitled at Law or in equity in any court of Israel, Germany or the United States. Shareholder further agrees that neither Parent nor any other party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.4, and Shareholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.5          Termination. This Agreement and all obligations hereunder will automatically terminate, without further action by any party hereto, upon the earlier to occur of (a) the Effective Time, (b) such time as the Merger Agreement will have been terminated strictly in accordance with Article VIII of the Merger Agreement, (c) the date upon which the Company Board will have effected a Company Change of Recommendation in accordance with the Merger Agreement, (d) the date of entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that, without the prior written consent of Shareholder in its capacity as such, (i) reduces the amount or changes the form of the consideration payable to Company Shareholders pursuant to the Merger Agreement or (ii) otherwise materially and adversely affects the economic interests of the Company Shareholders or the Shareholder, and (e) the date upon which Parent and Shareholder mutually agree in writing to terminate this Agreement (such earlier time that this Agreement is terminated, the “Expiration Time”); provided, however, that the provisions of this Section 4.5 (Termination), Section 4.6 (Governing Law; Jurisdiction), Section 4.8 (Notices), Section 4.12 (Expenses) and Section 4.13 (Non-Recourse) will survive any termination of this Agreement.

4.6          Governing Law; Jurisdiction.

(a)          This Agreement will be governed by, and construed in accordance with, the Laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b)          Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel in in any Action arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto irrevocably and unconditionally (i) agrees not to commence any such Action except in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) agrees that any claim in respect of any such Action may be heard and determined in any court of competent jurisdiction located in  Tel Aviv-Jaffa, Israel, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent  permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the parties hereto (A) agrees that a final judgment in any such Action will be conclusive and may be enforced in other jurisdictions (including the United States) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including the United States) of any such final judgment. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 4.6(b) in the manner provided for notices in Section 4.8. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

4.7          No Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Neither party will be deemed to have waived any claim available to it arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of such party. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

4.8          Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (a) when delivered if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) when delivered by email, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, in each case, addressed as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

if to Shareholder, to the mailing address or email address set forth on Shareholder’s signature page hereto; and

if to Parent:

SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Attention: Dr. Gabriel Harnier; Trey White; Julian Klose
Email: gabriel.harnier@sap.com; trey.white@sap.com; julian.klose@sap.com with copies (which will not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention: Matthew Gemello; Spencer Cohen
Email: matthew@orrick.com; spencer.cohen@orrick.com

Gornitzky & Co.
Vitania Tel-Aviv Tower
20 HaHarash St.
Tel Aviv, Israel 6761310
Attention: Chaim Friedland; Ari Fried
Email: friedland@gornitzky.com; arif@gornitzky.com

4.9          Further Action. From time to time, the parties hereto agree to execute and deliver such additional documents and take such further actions, as may be reasonably requested or necessary to carry out the terms of this Agreement.

4.10          Counterparts. This Agreement may be executed and delivered (including by email of a .pdf, .tif, .jpeg or similar attachment) (“Electronic Delivery”) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement will become effective when each party hereto will have received a counterpart hereof (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment) signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment), this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party hereto will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

4.11          No Ownership Interest.  Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shareholder Shares. All rights, ownership and economic benefits of and relating to the Shareholder Shares shall remain vested in and belong to Shareholder, and Parent shall not have any authority to exercise any power or authority to direct Shareholder in the voting of any of the Shareholder Shares, except as otherwise provided herein.

4.12          Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, whether or not the Merger is consummated.

4.13          Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, affiliate, agent, attorney, advisor or representative of any party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, affiliate, agent, attorney, advisor or representative of any of the foregoing shall have any liability for any obligations or liabilities of any party hereto under this Agreement (whether in tort, contract or otherwise).

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SAP SE By:________________________ Name: Title:

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[SHAREHOLDER] By: __________________________ Name: Title: Address: _____________________ _____________________ _____________________ Email: _____________________

[Signature Page to Voting and Support Agreement]

EXHIBIT A

Existing Shares

Shareholder Name	Company Shares*	Company Shares Underlying Company RSU Awards*	Company Shares Underlying Company Options*
[●]	[●]	[●]	[●]

* If Company Shares, Company RSU Awards or Company Options listed above are underlying a Section 102 Award, such securities may be deposited with the 102 Trustee. Certain securities are deposited with [●] or in investment accounts, trust funds or managed mutual funds and/or held together with immediate family members of the respective Shareholders. The respective Shareholders have the power to vote such securities.

EXHIBIT B

Form of Joinder Agreement

Date: [●], 2024

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Voting and Support Agreement, dated as of June 4, 2024 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Support Agreement”), by and between SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union, and [●], a shareholder of WalkMe Ltd. listed on the signature page thereto (the “Shareholder”) and any other Person that becomes a party to the Support Agreement from time to time in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement will have the respective meanings ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder Agreement to the Support Agreement, the undersigned hereby (i) adopts and approves the Support Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Support Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Support Agreement applicable to the Shareholder, in the same manner as if the undersigned were an original signatory to the Support Agreement.

The undersigned acknowledges and agrees that the provisions of Article IV of the Support Agreement are incorporated herein by reference, mutatis mutandis.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date herein above set forth.

[●]
______________________________
Name:
Address: _____________________
   _____________________
   _____________________
Email:    _____________________